Allen Rau

[redacted]

[redacted] [redacted]

Experienced in navigating the challenges of a local newspaper. Committed to delivering superior regional coverage that stands out among competitors, while developing sustainable monetization strategies to support in-depth reporting.

Skills

- **Transformational and servant leadership**
- **Team management, budgeting and financial management**
- **Revenue growth and diversification, digital media strategy, audience/stakeholder engagement.**

Work History

CEO/Co-Owner

Six Rivers Media, Kingsport, TN — *September 2022 - Current*

Led the transformation of a traditional, small group of local daily and weekly newspapers into a diversified local news outlet, with a focus on enhancing community engagement and ensuring audiences stayed informed about local issues

VP/Co-Owner

Six Rivers Media, Kingsport, TN — *March 2020 - September 2022*

Assistant Operations Manager

Kingsport Times News, Kingsport, TN — *January 2008 - March 2020*

Help operational functions of a daily newspaper including IT, pressroom and mailroom.

Lead Night Machine Operator

Charleston Post and Courier, Charleston, SC — *January 2006 - January 2008*

Operating the night shift inserting machines for the daily newspaper. (Inserting the coupons and flyers into newspapers)

Mailroom Manager

Lebanon Democrat, Lebanon, TN — *March 2003 - January 2006*

Oversaw operations of the inserting and labeling equipment for a small, weekly newspaper.

Education

Dobyns Bennett High School at Kingsport, TN

High School Diploma

Civic Clubs

Johnson City, TN Morning Rotary Club - 2022 - present

Volunteer Work

AveNew Youth Drug Education and Prevention Leadership Team (Kingsport, TN) - September 2022 - December 2024

Awards

Paul Harris Fellowship - Johnson City, TN Morning Rotary